October 30, 2009

Mr. Steven M. Klosk
President and Chief Executive Officer
Cambrex Corporation
One Meadowlands Plaza
East Rutherford, New Jersey 07073

Re: **Cambrex Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
DEF 14A filed March 20, 2009
File No. 001-10638

Dear Mr. Klosk:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 2

1. We note your statement on page 4 that two of your customers individually accounted for more than 10% of 2008 sales and that one API, the majority of which was sold under a long-term sales contract, accounted for 13.6% of 2008 sales. Please provide proposed disclosure to be included in your next Form 10-K

identifying the two customers which accounted for more than 10% of 2008 sales as well as the party to the long-term sales contract under which the API accounting for 13.6% of 2008 sales revenue was sold. Also, please discuss the material terms of the agreements with these parties, and, to the extent you have not already done so, file each as an exhibit. See Item 601(b)(10) of Regulation S-K for guidance.

Patents and Trademarks, page 5

2. Please provide proposed disclosure to be included in your next Form 10-K which includes a more robust discussion of your material patents, including which product groups they relate to and the expiration dates for each. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

Item 2. Properties, page 13

3. We note your discussion on page 13 of various lease agreements for manufacturing facility space. Please file copies of all material lease agreements, in accordance with Item 601(b)(10)(ii)(D) of Regulation S-K, as exhibits, or provide us your analysis as to why none of the lease agreements should be considered material contracts.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 14

4. We note that you have not included the performance graph required by Item 201(e) of Regulation S-K in your Form 10-K or proxy statement. Please confirm that in the future, you will include the required performance graph in either your Form 10-K, proxy statement or annual report sent to shareholders.

Notes to Consolidated Financial Statements
(9) Income Taxes, page 51

5. Please refer to your 2007 tax reconciliation disclosed on page 52 and your provision for income taxes on discontinued operations disclosed on page 77. Please revise your disclosure to clarify what the permanent items represent (i.e. compensation and the GAAP benefit in continuing operations).

6. Please tell us how you determined the amount of tax benefit allocated to each financial statement component and how your allocations comply with paragraphs 35-38 of SFAS 109, particularly your calculation of the income provision for discontinued operations. Please provide us with your computation of the intraperiod tax allocation for each period presented.

7. You increased the domestic valuation allowance by $15.1 million in 2008 and $26.5 million in 2007, of which $5.5 million and $7.8 million were recorded as

increases to your income tax provisions in these years, respectively. Please revise your disclosure to explain and quantify the allocation of these domestic valuation allowance increases as required by paragraph 46 of SFAS 109, particularly those related to discontinued operations and currency translation adjustments, for all periods presented.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

8. Your disclosure that "The Company's management has concluded that the financial statements included in this Form 10-Q are a fair presentation in all material respects the Company's financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles" does not provide a clear conclusion on whether your disclosure controls and procedures are effective. Please confirm to us that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective as of the end of the periods covered by these reports and revise your disclosure to state whether your disclosure controls and procedures were effective or not effective as required by Rule 307 of Regulation S-K.

DEF 14A filed March 20, 2009

Compensation Discussion and Analysis, page 13

9. Please provide proposed disclosure to be included in your next proxy statement which identifies the outside compensation consultant engaged by the company to aid in compensation decisions.

Base Salary, page 15

10. We note your discussion on page 15 of base salary increases awarded to the company's named executive officers in 2008. Please provide proposed disclosure to be included in your next proxy statement which gives a more detailed discussion of the increase awarded to each named executive officer and the reasons for the increase, including a discussion of all factors considered by the committee in adjusting salaries.

Long-Term Incentive Awards, page 16

11. We note your statement on page 16 that long-term incentive awards are based on "an individual's position in the company and the individual's performance" and that the company also considers "management recommendations in light of peer

group awards." Please provide proposed disclosure to be included in your next proxy statement which gives a more detailed discussion of how the company evaluates individual performance and confirm that you will discuss each named executive officer's actual individual performance for the fiscal year and the actual recommendations made by management in light of the peer group awards in determining long-term incentive awards for 2009.

12. We note the following statement on page 16: "…Mr. Klosk received a potential award of up to 86,000 performance shares dependent on the Company's level of growth in revenue and EBITDA over a three year period beginning July 1, 2008…" Please provide proposed disclosure to be included in your next proxy statement which quantifies the level of growth in revenue and EBITDA that must be achieved over the three year period in order for Mr. Klosk to receive the awarded performance shares.

13. We note that on page 16 you have discussed a long-term incentive award made to Mr. Klosk in 2008 but that you have not discussed why the remaining named executive officers received no long-term incentive awards. Please confirm that in the future, in the event a named executive officer does not receive a long-term incentive award, you will discuss the factors considered by the committee in making such determination.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant